                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                      For the year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ____________________ to ____________________

Commission file number: 0-14399


                           (Name and Address of Plan)

                     Golden Comprehensive Security Program
                  888 Seventh Avenue, New York, New York 10106
       Registrant's telephone number including area code: (212) 547-6700


                          (Name and Address of Issuer)

                    Golden Books Family Entertainment, Inc.
                  888 Seventh Avenue, New York, New York 10106


This document consists of 23 pages. The Exhibit Index begins on page 21.

                       Golden Retirement Savings Program

                 Financial Statements and Supplemental Schedule

                     Years ended December 31, 1997 and 1996




                                    CONTENTS

Report of Independent Auditors...............................................1

Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statements of Changes in Net Assets Available for Benefits...................4
Notes to Financial Statements................................................6


Supplemental Schedule

Line 27(f)  Schedule of Nonexempt Transactions..............................13



All funds of the Plan are held in a Master Trust.
As a result, other supplemental schedules are omitted because they are inapplicable under the Department of Labors Rules and Regulations.

                         Report of Independent Auditors

The Plan Administrator
Golden Retirement Savings Program

We have audited the accompanying statements of net assets available for benefits of Golden Retirement Savings Program (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plans management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of nonexempt transactions for the year ended December 31, 1997, is presented for purposes of complying with the Department of Labors Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

April 21, 1998

                                       Golden Retirement Savings Program

                                Statements of Net Assets Available for Benefits

                                               December 31, 1997

                                            Parent                         Putnam        Putnam
                                            Company      Guaranteed        Growth        Global        Putnam
                                             Stock         Income        and Income      Growth      Investors
                                             Fund         Contracts         Fund          Fund          Fund
                                        --------------------------------------------------------------------------
ASSETS
Investment funds                            $     --     $ 5,919,978     $4,925,395    $1,391,081    $2,332,684
Guaranteed income contracts                       --       6,790,844             --            --            --
Parent Company stock                         734,540              --             --            --            --
Loans receivable from participants                --              --             --            --            --
                                        --------------------------------------------------------------------------
                                             734,540      12,710,822      4,925,395     1,391,081     2,332,684
Receivables:
Employer contribution receivable               1,046           7,973          7,195         2,391         3,129
Participant contribution receivable            3,718          27,897         21,706         7,102         9,081
Interfund transfer receivable (payable)          712           9,147          6,972         2,688         2,428
                                        --------------------------------------------------------------------------
                                               5,476          45,017         35,873        12,181        14,638
                                        --------------------------------------------------------------------------
Total assets                                 740,016      12,755,839      4,961,268     1,403,262     2,347,322

LIABILITIES
Payable to third parties                          --          11,304             --            --            --
                                        --------------------------------------------------------------------------
Net assets available for benefits           $740,016     $12,744,535     $4,961,268    $1,403,262    $2,347,322
                                        ==========================================================================

                                                            George
                                         Putnam New         Putnam
                                        Opportunities       Fund of          Loan
                                            Fund            Boston           Fund            Total
                                        ------------------------------------------------------------
ASSETS
Investment funds                         $4,590,389       $2,294,164     $       --      $21,453,691
Guaranteed income contracts                      --               --             --        6,790,844
Parent Company stock                             --               --             --          734,540
Loans receivable from participants               --               --      1,359,700        1,359,700
                                        ------------------------------------------------------------
                                          4,590,389        2,294,164      1,359,700       30,338,775
Receivables:
Employer contribution receivable              7,810            2,706                          32,250
Participant contribution receivable          23,052            8,507                         101,063
Interfund transfer receivable (payable)       6,390            1,663        (30,000)
                                        ------------------------------------------------------------
                                             37,252           12,876        (30,000)         133,313
                                        ------------------------------------------------------------
Total assets                              4,627,641        2,307,040      1,329,700       30,472,088

LIABILITIES
Payable to third parties                         --               --             --           11,304
                                        ------------------------------------------------------------
Net assets available for benefits        $4,627,641       $2,307,040     $1,329,700      $30,460,784
                                        ============================================================

See accompanying notes.

                                Golden Retirement Savings Program

                                         December 31, 1996

                                            Parent                         Putnam        Putnam
                                            Company      Guaranteed        Growth        Global        Putnam
                                             Stock         Income        and Income      Growth      Investors
                                             Fund         Contracts         Fund          Fund          Fund
                                        ------------------------------------------------------------------------
ASSETS
Investment funds                            $     --     $        --     $3,726,864    $1,184,321    $1,586,802
Guaranteed income contracts                       --      14,356,281             --            --            --
Parent Company stock                         554,198              --             --            --            --
Loans receivable from participants                --              --             --            --            --
                                        ------------------------------------------------------------------------
                                             554,198      14,356,281      3,726,864     1,184,321     1,586,802
Receivables:
Employer contribution receivable               1,524          13,059          8,533         3,770         3,444
Participant contribution receivable            4,440          36,949         25,089        10,755        10,036
                                        ------------------------------------------------------------------------
                                               5,964          50,008         33,622        14,525        13,480
                                        ------------------------------------------------------------------------
Total assets                                 560,162      14,406,289      3,760,486     1,198,846     1,600,282

LIABILITIES
Payable to third parties                          --          63,352             --            --            --
                                        ------------------------------------------------------------------------
Net assets available for benefits           $560,162     $14,342,937     $3,760,486    $1,198,846    $1,600,282
                                        ========================================================================

                                                             George
                                          Putnam New         Putnam
                                         Opportunities       Fund of          Loan
                                             Fund            Boston           Fund            Total
                                        -------------------------------------------------------------
ASSETS
Investment funds                           $3,873,179      $1,808,358     $       --      $12,179,524
Guaranteed income contracts                        --              --             --       14,356,281
Parent Company stock                               --              --             --          554,198
Loans receivable from participants                 --              --      1,290,894        1,290,894
                                        -------------------------------------------------------------
                                            3,873,179       1,808,358      1,290,894       28,380,897
Receivables:
Employer contribution receivable               11,168           3,439             --           44,937
Participant contribution receivable            33,221          10,560             --          131,050
                                        -------------------------------------------------------------
                                               44,389          13,999             --          175,987
                                        -------------------------------------------------------------
Total assets                                3,917,568       1,822,357      1,290,894       28,556,884

LIABILITIES
Payable to third parties                           --              --             --           63,352
                                        -------------------------------------------------------------
Net assets available for benefits          $3,917,568      $1,822,357     $1,290,894      $28,493,532
                                        =============================================================

See accompanying notes.

                                Golden Retirement Savings Program

                     Statements of Changes in Net Assets Available for Benefits

                                    Year ended December 31, 1997

                                                                  Putnam         Putnam
                                      Parent      Guaranteed      Growth         Global        Putnam
                                     Company        Income      and Income       Growth      Investors
                                    Stock Fund    Contracts        Fund           Fund          Fund
                                  ----------------------------------------------------------------------
Additions:
Interest and dividends               $    --     $   856,085    $ 642,457     $  256,778    $  211,638
Appreciation (depreciation)
  in the fair value of
  investments                        (22,909)             --      288,659        (92,762)      350,676
                                  ----------------------------------------------------------------------
Total investment (loss) income       (22,909)        856,085      931,116        164,016       562,314

Contributions:
Employer                              16,965         125,877       97,508         41,160        41,577
Participants                          54,232         392,872      299,714        126,777       129,046
                                  ----------------------------------------------------------------------
                                      71,197         518,749      397,222        167,937       170,623
                                  ----------------------------------------------------------------------
Total additions                       48,288       1,374,834    1,328,338        331,953       732,937

Deductions:
Benefit payments                      37,442       2,438,127      292,292        105,404        86,241
Administrative expenses                    8          15,118        1,310            569           618
                                  ----------------------------------------------------------------------
Total deductions                      37,450       2,453,245      293,602        105,973        86,859

Transfer of assets (to)
  from other funds                   168,931        (386,001)     182,658        (26,378)       88,328
Transfer of assets (to)
  from other plans                        85        (133,990)     (16,612)         4,814        12,634
                                  ----------------------------------------------------------------------
Net increase (decrease)              179,854      (1,598,402)   1,200,782        204,416       747,040

Net assets available for
  benefits at beginning
  of year                            560,162      14,342,937    3,760,486      1,198,846     1,600,282
                                  ----------------------------------------------------------------------
Net assets available for
  benefits at end of year           $740,016     $12,744,535   $4,961,268     $1,403,262    $2,347,322
                                  ======================================================================

                                       Putnam        George
                                         New         Putnam
                                    Opportunities   Fund of        Loan
                                        Fund         Boston        Fund           Total
                                  --------------------------------------------------------
Additions:
Interest and dividends              $  101,950     $  215,338   $   89,959     $ 2,374,205
Appreciation (depreciation)
  in the fair value of
  investments                          726,661        173,387           --       1,423,712
                                  --------------------------------------------------------
Total investment (loss) income         828,611        388,725       89,959       3,797,917

Contributions:
Employer                               122,255         39,511           --         484,853
Participants                           376,252        127,354           --       1,506,247
                                  --------------------------------------------------------
                                       498,507        166,865           --       1,991,100
                                  --------------------------------------------------------
Total additions                      1,327,118        555,590       89,959       5,789,017

Deductions:
Benefit payments                       318,708        140,026      230,519       3,648,759
Administrative expenses                  1,569            479           --          19,671
                                  --------------------------------------------------------
Total deductions                       320,277        140,505      230,519       3,668,430

Transfer of assets (to)
  from other funds                    (286,338)        79,434      179,366              --
Transfer of assets (to)
  from other plans                     (10,430)        (9,836)          --        (153,335)
                                  --------------------------------------------------------
Net increase (decrease)                710,073        484,683       38,806       1,967,252

Net assets available for
  benefits at beginning
  of year                            3,917,568      1,822,357    1,290,894      28,493,532
                                  --------------------------------------------------------
Net assets available for
  benefits at end of year           $4,627,641     $2,307,040   $1,329,700     $30,460,784
                                  ========================================================

See accompanying notes.

                            Golden Retirement Savings Program

                              Year ended December 31, 1996

                                                                                             Putnam        Putnam
                                 Conservative   Aggressive       Parent      Guaranteed      Growth        Global
                                    Equity        Equity        Company        Income      and Income      Growth
                                     Fund          Fund        Stock Fund    Contracts        Fund          Fund
                                ------------------------------------------------------------------------------------
Additions:
Interest and dividends             $     --    $       --      $      --    $ 1,191,923    $  297,569    $  83,436
Appreciation (depreciation)
  in the fair value of
  investments                        39,672        51,253        174,320             --        95,628       (6,351)
                                ------------------------------------------------------------------------------------
Total investment (loss) income       39,672        51,253        174,320      1,191,923       393,197       77,085

Contributions:
   Employer                          10,583         6,928         16,486         99,861        82,288       36,689
   Participants                      37,467        33,607         57,675        635,177       260,328      108,629
                                ------------------------------------------------------------------------------------
                                     48,050        40,535         74,161        735,038       342,616      145,318
                                ------------------------------------------------------------------------------------
Total additions                      87,722        91,788        248,481      1,926,961       735,813      222,403

Deductions:
Benefit payments                    187,890       140,094         99,130      4,280,836        60,686        9,269
Administrative expenses                  --            --             55         65,255           453          161
                                ------------------------------------------------------------------------------------
Total deductions                    187,890       140,094         99,185      4,346,091        61,139        9,430

Transfer of assets (to)
  from other funds               (1,724,261)   (1,636,799)       (22,476)    (7,297,283)    3,093,882      985,873
Transfer of assets (to)
  from other plans                       --            --         (8,111)       106,969        (8,070)          --
                                ------------------------------------------------------------------------------------
Net increase (decrease)          (1,824,429)   (1,685,105)       118,709     (9,609,444)    3,760,486    1,198,846

Net assets available for
  benefits at beginning
  of year                         1,824,429     1,685,105        441,453     23,952,381            --           --
                                ------------------------------------------------------------------------------------
Net assets available for
  benefits at end of year        $       --    $       --      $ 560,162    $14,342,937    $3,760,486   $1,198,846
                                ====================================================================================

                                                   Putnam         George
                                    Putnam          New           Putnam
                                   Investors   Opportunities       Fund           Loan
                                     Fund           Fund        of Boston         Fund          Total
                                --------------------------------------------------------------------------
Additions:
Interest and dividends            $  186,965    $   30,251      $  146,968     $   71,580    $ 2,008,692
Appreciation (depreciation)
  in the fair value of
  investments                        (23,923)     (248,761)         35,396             --        117,234
                                --------------------------------------------------------------------------
Total investment (loss) income       163,042      (218,510)        182,364         71,580      2,125,926

Contributions:
   Employer                           32,403       108,276          32,555             --        426,069
   Participants                      103,192       402,172         107,865             --      1,746,112
                                -------------------------------------------------------------------------
                                     135,595       510,448         140,420             --      2,172,181
                                --------------------------------------------------------------------------
Total additions                      298,637       291,938         322,784         71,580      4,298,107

Deductions:
Benefit payments                      29,444        40,980          31,561        123,491      5,003,381
Administrative expenses                  265           621             165             --         66,975
                                --------------------------------------------------------------------------
Total deductions                      29,709        41,601          31,726        123,491      5,070,356

Transfer of assets (to)
  from other funds                 1,327,048     3,662,925       1,539,369         71,722             --
Transfer of assets (to)
  from other plans                     4,306         4,306          (8,070)            --         91,330
                                --------------------------------------------------------------------------
Net increase (decrease)            1,600,282     3,917,568       1,822,357         19,811        (680,919)

Net assets available for
  benefits at beginning
  of year                                 --            --              --      1,271,083      29,174,451
                                --------------------------------------------------------------------------
Net assets available for
  benefits at end of year         $1,600,282    $3,917,568      $1,822,357     $1,290,894     $28,493,532
                                ==========================================================================

See accompanying notes.

                       Golden Retirement Savings Program

                         Notes to Financial Statements

                               December 31, 1997


1. DESCRIPTION OF THE PLAN

The following description of the Golden Retirement Savings Program (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plans provisions. The Plan is a contributory defined contribution plan covering all eligible employees of Golden Books Publishing Company, Inc., formerly known as Western Publishing Company, Inc. (the Company). The Company is a subsidiary of Golden Books Family Entertainment, Inc. (Parent Company). Employees of any United States subsidiary of the Parent Company which adopts the Plan, with the consent of the Company, who meet certain eligibility requirements are also eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Each employee becomes a participant of the Plan on specified quarterly entry dates after meeting the following requirements:

a. Is a member of group of employees to which the Plan has been and continues to be extended by the participating company (employer), either unilaterally or through collective bargaining; and

b.  Has completed six months of continuous employment (as defined in the Plan).

Participants may elect to make contributions to the Plan in amounts based on a percentage of compensation, as defined in the Plan. A participating employees total contribution is limited to not less than 1% and not more than 16% of compensation. Income deferral contributions were limited to no more than $9,500 in 1997 and 1996, in accordance with the Internal Revenue Code (IRC).

Each participating employer contributes to the Plan an amount equal to 50% of the first 6% of income deferral contributions made by or on behalf of the participant. Employer contributions are reduced by any forfeitures to be credited for the applicable period. Forfeitures of 1997 and 1996 totaled $18,125 and $141,523, respectively. Amounts credited to a participants account are designated as Plan Credits.

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and all or part of their account balances among any of the Plans investment alternatives.

                       Golden Retirement Savings Program

1. DESCRIPTION OF THE PLAN (CONTINUED)

Interest, dividends and net realized and unrealized gains and losses on Plan investments are allocated to participants accounts monthly based on their proportionate share of the applicable funds assets.

If a participants employment terminates for any reason other than retirement, disability or death, the participant is entitled to receive Plan credits resulting from employer contributions which are then vested according to the following schedule:

                                                       Vested Percentage
   Years of Continuous                                    of Employer
        Employment                                    Contribution Account
        ----------                                    --------------------

Less than 1                                                     0%
1 but less than 2                                              25
2 but less than 3                                              50
3 but less than 4                                              75
4 or more                                                     100


Balances in a participants income deferral contribution account, participant contribution account and prior plan account are fully vested at all times.

In the event of a participants retirement, disability or death, Plan credits not previously vested become fully vested and are not subject to forfeiture, and all Plan credits become immediately distributable in the manner described below.

When a participants employment terminates for any reason, all vested Plan credits of the participant will be distributed to the participant or, in the event of death, to the beneficiary by one or both of the following methods:

a.  By a lump-sum distribution of any or all Plan credits.

b. By applying the cash equivalent of any or all such Plan credits towards the purchase of an annuity contract, subject to certain requirements as defined in the Plan.

A participant may elect to defer distribution of vested Plan credits until age 70 1/2.

                       Golden Retirement Savings Program

1. DESCRIPTION OF THE PLAN (CONTINUED)

No more often than once per quarter, a participant may elect to withdraw all or any portion of the net credit balance in the participants contribution account, prior plan account or rollover account. Participants may borrow, up to certain limits, against their account balance. The loan must be repaid over a period not to exceed 60 months unless the proceeds were used for the purchase of a primary residence, in which case it must be repaid within 240 months (360 months for loans made prior to October 18, 1989). Generally, loan repayments are made by payroll deduction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis for accounting.

INVESTMENTS

The Plan participates in investment accounts under the Golden Books Publishing Company, Inc. Master Retirement Trust (the Master Trust). Investment income, realized gains and losses on investment transactions, expenses and investment appreciation or depreciation on assets held in the Master Trust are allocated monthly to each fund under the Plan based on its proportionate share of Master Trust assets. Plan participation in the Master Trust is adjusted monthly for withdrawals for benefit payments to Plan participants and for contributions made to the Plan.

VALUATION OF INVESTMENTS

Investments in the Master Trust pooled investment accounts and parent company stock are valued at fair value based on quoted redemption values on the last business day of the Plan year. Investments in guaranteed income contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest, less benefit payments. The contracts are fully benefit responsive, as that terminology is defined in AICPA Statement of Position (SOP) No. 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. As such, these contracts will continue to be carried at contract value. Participant loans are valued at the remaining unpaid principal amount of the loans, which approximates fair value.

                       Golden Retirement Savings Program

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EXPENSES

Investment management fees are paid by the Plan and other administrative expenses of the Plan are paid by the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS IN MASTER TRUST

Assets held by the Master Trust, including a separate identification of those investments that represent 5% or more of the Master Trusts fair value of its total investments, at December 31, are as follows:

                                                      1997            1996
                                                  ---------------------------
Investments in pooled investment funds,
  at fair value determined by quoted
  market price:

Putnam Funds:
  Stable Value Fund                               $12,485,083     $        --
  George Putnam Fund                                6,932,703       6,577,962
  Growth and Income Fund                           15,705,988      13,275,325
  Investors Fund                                   10,171,689      7,510,088
  Global Growth Fund                                5,453,676       5,362,965
  New Opportunities Fund                           17,745,419      16,792,971
                                                  ----------------------------
                                                   68,494,558      49,519,311
  Less amounts allocated to other plans            47,040,867      37,339,787
                                                  ----------------------------
                                                   $21,453,691    $12,179,524
                                                  ============================

                       Golden Retirement Savings Program

3. INVESTMENTS IN MASTER TRUST (CONTINUED)

                                                   1997             1996
                                              ------------------------------
Investments in guaranteed income
  contracts, at contract value:
    New York Life Insurance Company
      Contract #GA-06701-3-1, 6.40%            $ 7,246,737      $ 4,739,091
   Continental Assurance Company
     Contract #GP-13137-006, 6.05%               5,160,467        5,407,145
   Hartford Life Insurance Company
     Contract #GA3-10145-AA, 5.94%                                6,416,004
   Other investments                             4,413,683       17,904,312
                                              ------------------------------
                                                16,820,887       34,466,552
Less amounts allocated to other plans           10,030,043       20,110,271
                                              ------------------------------
                                               $ 6,790,844      $14,356,281
                                              ==============================


Investments in the Parent Companys stock,
  at fair value determined by quoted
  market price                                 $ 2,610,096      $ 1,731,958
Less amounts allocated to other plans            1,875,556        1,177,760
                                              ------------------------------
                                               $   734,540      $   554,198
                                              ==============================

Loans receivable from participants,
  at estimated fair value                      $ 2,459,510      $ 3,027,117
Less amounts allocated to other plans            1,099,810        1,736,223
                                              ------------------------------
                                               $ 1,359,700      $ 1,290,894
                                              ==============================

Interest and dividend income earned by the Master Trust during 1997 and 1996 was as follows:

                                                   1997             1996
                                              ------------------------------
Interest and dividend income earned
  by the Master Trust                          $ 7,233,183       $6,320,426
Less amount allocated to other plans             4,858,978        4,311,734
                                              ------------------------------
                                               $ 2,374,205       $2,008,692
                                              ==============================

                       Golden Retirement Savings Program

4. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF MASTER TRUST INVESTMENTS

During 1997 and 1996, the Master Trusts investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value and were allocated to the Plan as follows:

                                             Net Realized
                                            and Unrealized
                                             Appreciation
                                            (Depreciation)
                                            in Fair Value       Fair Value at
                                            During the Year      End of Year
                                           -----------------------------------
YEAR ENDED DECEMBER 31, 1997
Investments at fair value as determined
  by quoted market prices:
 Putnam Funds:
   George Putnam Fund                         $  598,549         $ 6,932,703
   Growth and Income Fund                      1,099,717          15,705,988
   Investors Fund                              1,610,638          10,171,689
   Global Growth Fund                           (333,851)          5,453,676
   New Opportunities Fund                      2,944,155          17,745,419
   Stable Value Fund                                  --          12,485,083

Investments in the Parent Companys stock,
  at fair value determined by quoted
  market price
                                                (146,315)          2,610,096
                                           -----------------------------------
                                               5,772,893          71,104,654
Less amounts allocated to other plans          4,349,181          48,916,423
                                           -----------------------------------
                                              $1,423,712         $22,188,231
                                           ===================================
YEAR ENDED DECEMBER 31, 1996
Investments at fair value as determined
   by quoted market prices:
 Conservative Equity Fund (Evergreen
  Total Return Fund)                          $  185,083         $        --
 Aggressive Equity Fund (Evergreen Fund)         244,399                  --

   Putnam Funds:
   George Putnam Fund                            131,763           6,577,962
   Growth and Income Fund                        325,334          13,275,325
   Investors Fund                               (131,110)          7,510,088
   Global Growth Fund                            (39,872)          5,362,965
   New Opportunities Fund                     (1,213,686)         16,792,971

Investments in the Parent Companys stock,
  at fair value determined by quoted
  market price                                   435,108           1,731,958
                                           -----------------------------------
                                                 (62,981)         51,251,269
Less amounts allocated to other plans           (180,215)         38,517,547
                                           -----------------------------------
                                              $  117,234         $12,733,722
                                           ===================================

                       Golden Retirement Savings Program

5. INCOME TAX STATUS

The Internal Revenue Service ruled November 14, 1995, that the Plan qualifies under Section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plans qualified status.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100percent vested in their accounts.

                       Golden Retirement Savings Program

                   Employer Idenification Number 39-0975399
                                Plan Number 011

               Line 27(f) -- Schedule of Nonexempt Transactions

                         Year ended December 31, 1997

                                        RELATIONSHIP TO PLAN,   DESCRIPTION OF TRANSACTIONS, INCLUDING
                                          EMPLOYER, OR OTHER      MATURITY DATE, RATE OF INTEREST,
      IDENTITY OF PARTY INVOLVED          PARTY-IN-INTEREST       COLLATERAL, PAR OR MATURITY VALUE
-------------------------------------------------------------------------------------------------------
Golden Books Publishing Company, Inc.   Employer/Plan Sponsor   Participant contributions of $99,625
                                                                for the December 1997 payroll were
                                                                deposited January 26, 1998

                             Supplemental Schedule

                                   SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


June 23, 1998                          Golden Comprehensive Security Program



                                       By: /s/ Philip Galanes
                                          ----------------------------------
                                           Philip Galanes
                                           Member of Benefits Plan
                                           Administration Committee

EXHIBIT INDEX



Exhibit
Number             Document Description
------             --------------------

 23.1              Consent of Ernst & Young LLP